The Timken Company Mail Code: GNE-17 1835 Dueber Avenue, S.W. P.O. Box 6928 Canton, OH 44706-0928 U.S.A. Telephone: (330) 471-6399 Facsimile: (330) 471-4041

April 9, 2009
Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:	The Timken Company Form 10-K for the Fiscal Year ended December 31, 2008 Filed February 26, 2009 File No. 1-01169
Dear Mr. O’Brien:
This letter is in response to your correspondence of March 27, 2009, regarding your review of the filing referenced above for The Timken Company (the “Company”) and our response on March 3, 2009 to your previous correspondence. For your convenience, your comments are repeated below in boldfaced italics, followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
1.	We have read your response to prior comment 1 and revised disclosure in your 2008 Form 10-K. We note your mobile industries segment accounted for 40% and 47% of total revenue for the years ended December 31, 2008 and 2007, respectively. Given the materiality of this segment to operations and liquidity we continue to believe additional disclosure would be useful to an investor. For example, in reaction to the expected 10 to 20 percent decline in sales in 2009, you reduced total employment levels and temporarily idled factories. However, you do not provide a discussion of the estimated cost savings or impact to liquidity. A discussion of actions taken by management that excludes a discussion of the benefits of those actions does not provide an investor complete information. We further note that you expect this decline in sales to be offset by improved pricing. However, you do not provide a robust discussion that describes the supporting factors that suggest you will be able to obtain improved pricing in the current economic environment. We continue to urge you to provide a thorough analysis of the impact of recent economic events and your considerations and potential actions in sufficient detail to enable investors to view these circumstances through the eyes of management.

April 9, 2009

The Timken Company
In future filings, management of the Company will continue to broaden its discussion of its Mobile Industries segment to provide a thorough analysis of the impact of recent economic events, and the Company’s considerations and potential actions in sufficient detail to enable investors to view these circumstances through the eyes of management. Management of the Company will also broaden its discussion of actions taken to provide the benefits of those actions, including a discussion of the estimated cost savings or impact on liquidity. Lastly, management of the Company will continue to review the appropriateness of providing a discussion that describes the supporting factors that suggest that the Company will be able to obtain improved pricing in the current economic environment.
Critical Accounting Policies and Estimates, page 40
2.	In your response to prior comment 10 in your letter dated December 22, 2008 you agreed to expand your disclosure on current scrap metal prices, current trends and future expectations of management, and how these factors affect inventory accounting and reported operations. We note that higher gross profit margins were partially offset by higher raw material costs and related LIFO expense of approximately $300 million, which represents 25% of gross profit. Given the materiality of LIFO gains and charges to your operating results we continue to believe additional disclosure would be useful to an investor’s understanding of the factors that positively or negatively impact your inventory accounting and results of operations.

In future filings, the Company will expand its disclosure of its inventory accounting method in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates for quarterly filings on Form 10-Q, to the extent appropriate. On a quarterly basis, the Company discloses in its Inventory footnote on Form 10-Q that an actual valuation of the inventory under the LIFO method can be made only at the end of the year based on the inventory levels and costs at that time. Interim LIFO calculations are based on management’s estimates of year-end levels and costs. Since the interim LIFO calculation requires a higher degree of judgment on the part of management, the Company will expand its quarterly disclosures on inventory accounting under the LIFO method to be included in Critical Accounting Policies and Estimates. In addition, the Company will expand this quarterly disclosure to include a sensitivity analysis to reflect the impact of increases or decreases in inventory costs, including the costs of scrap metal.

The Company believes the year-end LIFO calculation requires little or no judgment on the part of management due to the fact that actual inventory levels and costs are available at the end of the year. Because the year-end LIFO calculation is based on actual inventory levels and costs and management is not required to make estimates, the Company does not believe it warrants inclusion in the Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates included in the Company’s annual report on Form 10-K.

April 9, 2009

The Timken Company
With respect to the Company’s disclosure on scrap metal prices, current trends and future expectations, the Company provided the following disclosures in its most recent annual report on Form 10-K for the Fiscal Year ended December 31, 2008 filed February 26, 2009:
On page 21, the Company provided the following disclosure in Management’s Discussion and Analysis:
Gross profit margins increased in 2008, compared to 2007, as a result of higher surcharges, improved pricing and favorable sales mix of approximately $535 million, lower rationalization expenses of $27 million and the favorable impact of acquisitions of $20 million, partially offset by higher raw material costs and related LIFO expense of approximately $300 million, the unfavorable impact of lower overall volume of $50 million and higher logistics costs of approximately $30 million.
On page 27, the Company provided the following disclosure in Management’s Discussion and Analysis:
The Steel segment’s 2008 net sales increased 18.4% over 2007, excluding the effect of acquisitions, divestitures and currency-rate changes, primarily due to higher surcharges in 2008, compared to 2007. Surcharges increased to $647.2 million in 2008 from $370.4 million in 2007. Surcharges are a pricing mechanism that the Company uses to recover scrap steel, energy and certain alloy costs, which are derived from published monthly indices. Steel shipments for 2008 were 1,168,577 tons, compared to 1,208,352 tons for 2007, a decrease of 3.3%. The Steel segment’s average selling price, including surcharges, was $1,585 per ton for 2008, compared to an average selling price of $1,292 per ton in 2007. The increase in the average selling prices was the result of higher surcharges and better mix, offset by lower volume. The higher surcharges were the result of higher prices for certain input raw materials, especially scrap steel, chrome, molybdenum, vanadium and manganese.
The Steel segment’s adjusted EBIT increased $32.8 million in 2008, compared to 2007, primarily due to higher average selling prices, net of higher raw material costs and related LIFO charges, of approximately $65 million, offset by higher manufacturing costs of approximately $35 million. Raw material costs consumed in the manufacturing process, including scrap steel, alloys and energy, increased 36% over the prior year to an average cost of $551 per ton in 2008.
On page 28, the Company provided the following disclosure in Management’s Discussion and Analysis:
The Company expects the Steel segment to see 30 to 40 percent decreases in sales in 2009 primarily due to lower average selling prices. The average selling prices are expected to decline in 2009 primarily driven by lower surcharges as scrap steel and alloy costs

April 9, 2009

The Timken Company
have fallen substantially from historically high levels in 2008. The index on which the scrap steel surcharge mechanism is based hit a record of $870 per ton during the middle of 2008 and decreased to $245 per ton in December. The Company also expects lower demand across most markets, primarily driven by a 25% decline in energy markets and a 20% decline in industrial markets. The Company also expects the Steel segment’s adjusted EBIT to be significantly lower in 2009 primarily due to the lower average selling prices, partially offset by lower raw material costs. Scrap costs are expected to remain at current levels, as are alloy and energy costs.
In future filings, the Company will continue to expand its disclosure on current scrap metal prices, current trends and future expectations of management, as well as how these factors affect inventory accounting and reported operations, to the extent appropriate.
Goodwill, page 41
3.	In future filings please expand your discussion of your critical accounting policies relating to goodwill to include the following:
•	Provide a description of your reporting units. Refer to paragraphs 30-31 of SFAS 142 for guidance.

•	Provide a description of each valuation method used to determine the fair value of your reporting units, the material assumptions used in the valuation method, and the sensitivity of those assumptions. For the discounted cash flows, such assumptions should include the discount rate used, projected revenue growth rates, and the operating profit margin, at a minimum. For a market approach, the assumptions might include the EBITDA multiple used and the nature of comparable companies or transactions.

•	For any reporting units in which the carrying value does not materially differ from its estimated fair value, state the carrying value of the reporting unit and the fair value of the reporting unit.
The Company has historically only updated its critical accounting policies relating to goodwill in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates in the Company’s annual report on Form 10-K due to the fact that the Company performs its goodwill impairment analysis during the fourth quarter of each year. Therefore, the Company will expand its discussion of its critical accounting policy relating to goodwill in future filings on Form 10-K to provide a description of its reporting units. The Company will also expand this discussion to provide a description of each valuation method used to determine the fair value of its reporting units, the material assumptions used in the valuation method, including the discount rate used, revenue growth rates and operating profit margin, as well as a sensitivity analysis related to these assumptions. In cases where the carrying value of any reporting unit does not materially differ from its estimated fair value, the Company will also provide the estimated fair value and the related carrying value of the reporting unit.

April 9, 2009

The Timken Company
On a quarterly basis, the Company’s policy is to assess whether or not an indicator of impairment is present that would necessitate a goodwill impairment analysis be performed in an interim period other than during the fourth quarter. The Company will include this policy in Critical Accounting Policies and Estimates for quarterly filings on Form 10-Q. Lastly, the Company will expand the disclosure mentioned in the previous paragraph to the Company’s quarterly filings on Form 10-Q, if the Company is required to perform a goodwill impairment analysis during an interim period.
Please do not hesitate to contact me if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to me at (330) 471-6399, Glenn A. Eisenberg, Executive Vice President – Finance and Administration (Principal Financial Officer) at (330) 471-4096 or J. Ted Mihaila, Senior Vice President and Controller (Principal Accounting Officer) at (330) 471-4198.
Thank you in advance for your cooperation in these matters.

Sincerely,
/s/ James W. Griffith
James W. Griffith

cc:	Tracey McKoy Securities and Exchange Commission

Glenn A. Eisenberg The Timken Company

J. Ted Mihaila
The Timken Company

Lawrence F. Cruise
Ernst & Young